Exhibit 14(a)(4)

[KPMG LETTERHEAD]

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Creo Inc.

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-34233, No. 33-46861, No. 33-87614, No. 33-97622, No. 33-97624 and No. 33-39364) of Scitex Corporation Ltd. of the following reports incorporated by reference in the Annual Report of Scitex Corporation Ltd. on Form 20-F for the period ended December 31, 2003 :

■	Auditors’ Report to the Shareholders of Creo Inc. dated November 12, 2002, with respect to the Consolidated Financial Statements of Creo as at September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000 incorporated by reference in the Form 40-F of Creo filed with the Securities and Exchange Commission on February 20, 2003 (“Form 40-F”); and

■	Comments by Auditor for U.S. Readers on Canada – U.S. Reporting Differences dated November 12, 2002 included in the Form 40-F.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

Vancouver, Canada
June 28, 2004